Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated May 3, 2010, (except for the effects of the stock split described in the Basis of Presentation section of Note 2, as to which the date is October 18, 2010), with respect to the statements of income, stockholders’ equity and comprehensive income and cash flows of The Fresh Market, Inc. contained in this Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Raleigh, North Carolina

March 22, 2011